Filed Pursuant to Rule 433
Registration No. 333-145521
February 2, 2010
PRICING TERM SHEET
GATX Corporation 4.750% Senior Notes due 2015

Issuer:	GATX Corporation

Security:	4.750% Senior Notes due 2015

Size:	$250,000,000

Maturity Date:	May 15, 2015

Coupon:	4.750%

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2010

Price to Investors:	99.208%

Benchmark Treasury:	UST 2.250% due January 31, 2015

Benchmark Treasury Yield:	2.367%

Spread to Benchmark Treasury:	T+255 bps

Make-Whole Spread (used to calculate	T+40 bps
Make-Whole Amount):

Expected Settlement Date:	February 5, 2010 (T+3)

CUSIP/ISIN:	361448 AJ2 / US361448AJ21

Anticipated Ratings:	Baa1 (negative outlook) by Moody’s Investors Service, Inc.
BBB+ (negative outlook) by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Banc of America Securities LLC
Citigroup Global Markets Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC
KeyBanc Capital Markets Inc.
Mizuho Securities USA Inc.
The Williams Capital Group, L.P.
U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322 or Citigroup Global Markets Inc. toll free at 1-877-858-5407.